

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2025

Thomas C. Baker
Chief Financial Officer
PC Connection, Inc.
730 Milford Road
Merrimack , New Hampshire 03054

      Re: PC Connection, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          Form 10-Q for the Fiscal Period Ended June 30, 2025
          File No. 000-23827

Dear Thomas C. Baker:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services